Exhibit 99.1

ICON plc

Unaudited non-consolidated non-statutory interim financial statements

For the period from 1 January 2025 to 5 June 2025

Registered number: 145835

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited non-consolidated non-statutory interim financial statements (‘unaudited interim financial statements’)

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Directors and other information

Directors	Ciaran Murray (Irish – Chair)
Dr. John Climax (Irish – Non-Executive)
Dr. Steve Cutler (Australian – Chief Executive Officer)
Dr. Linda Grais (American – Non-Executive)
Eugene McCague (Irish – Non-Executive)
Rónán Murphy (Irish – Non-Executive)
Julie O’Neill (Irish – Non-Executive)
Anne Whitaker (American – Non-Executive)

Secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Solicitors	A & L Goodbody
International Financial Services Centre
3 Dublin Landings
North Wall Quay
Dublin 1

White & Case LLP
1221 Avenue of the Americas
New York
NY 10020-1095
USA

Registrars	Computershare Investor Services (Ireland) Limited
3100 Lake Drive
Citywest Business Park
Dublin 24

Bankers	Citibank
Canada Square Canary Wharf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
383 Madison Avenue
New York
NY 10179
USA

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Statement of directors’ responsibilities in respect of the unaudited interim financial statements

Interim financial statements are required to be prepared if a distribution would be found to contravene the requirements of section 117 or 1082 of the Companies Act 2014, if reference were made only to the Company’s last statutory financial statements.

Interim financial statements must be properly prepared in accordance with the Companies Act 2014, subject only to matters which are not material for the purposes of determining, by reference to the profits, losses, assets, liabilities, provisions, share capital and reserves as stated in such financial statements whether that distribution would be a contravention of section 117 or 1082 of the Companies Act 2014.

Consequently in preparing these interim financial statements, the directors are required to:

•select suitable accounting policies and then apply them consistently;
•make judgements and estimates that are reasonable and prudent;
•state whether applicable Accounting Standards and Irish law have been followed, subject to departures that are not material for the purposes of determining the distributable reserves position of the Company;
•assess the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and enable them to ensure that its statutory financial statements, should they be required and which would be prepared separately, comply with the Companies Act 2014. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

On behalf of the Board

Rónán Murphy	Steve Cutler	10 June 2025
Director	Director

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of comprehensive income
for the period ended 1 January 2025 to 5 June 2025

		Period from 1 January 2025 to 5 June 2025	Year Ended 31 December 2024
	Note	$’000	$’000

Profit for the financial period / year		477,999	425,295

Other comprehensive income / (loss)
Currency translation differences	7	998	(494)
		998	(494)

Total comprehensive income for the financial period / year		478,997	424,801

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of financial position
As at 5 June 2025

	Note	As at 5 June 2025	As at 31 December 2024
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment		524	506
Right-of-use assets		5,812	5,550
Investment in subsidiaries	2	7,167,037	7,115,418
Intangible assets		13	15
Amounts due from subsidiary undertakings	4	10,852	10,852
Deferred tax asset		306	380
Total non-current assets		7,184,544	7,132,721

Current assets
Other current assets	3	1,050	750
Amounts due from subsidiary undertakings	4	431,403	220,344
Cash and cash equivalents		2,889	10,485
Total current assets		435,342	231,579

Total assets		7,619,886	7,364,300

EQUITY
Share capital	6	6,506	6,586
Share premium	7	565,697	559,804
Merger reserve	7	5,656,195	5,656,195
Other undenominated capital	7	1,389	1,304
Share-based payment reserve	7	280,849	270,550
Other reserve	7	27,405	27,405
Foreign currency reserve	7	(112,344)	(113,342)
Retained earnings	7	1,168,788	927,650
Total equity attributable to equity holders		7,594,485	7,336,152

LIABILITIES
Non-current liabilities
Non-current lease liabilities		5,873	5,579
Total non-current liabilities		5,873	5,579

Current liabilities
Accounts payable		87	1,160
Amounts due to subsidiary undertakings	4	544	3,433
Accrued and other liabilities	5	7,389	7,301
Current taxes payable		11,508	10,675
Total current liabilities		19,528	22,569

Total liabilities		25,401	28,148

Total equity and liabilities		7,619,886	7,364,300

On behalf of the Board

Rónán Murphy	Steve Cutler
Director	Director

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of changes in equity
for the period from 1 January 2025 to 5 June 2025

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Unde- nominated Capital	Share-Based Payment Reserve	Other Reserve	Foreign Currency Reserve	Retained Earnings	Total Equity

		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2025	80,756,860	6,586	559,804	5,656,195	1,304	270,550	27,405	(113,342)	927,650	7,336,152

Profit for the interim period	-	-	-	-	-	-	-	-	477,999	477,999
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	-	998	-	998

Total other comprehensive income	-	-	-	-	-	-	-	998	-	998

Total comprehensive income for the period	-	-	-	-	-	-	-	998	477,999	478,997

Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	-	23,596	-	-	-	23,596
Exercise of share options	53,268	3	5,893	-	-	-	-	-	-	5,896
Share issue costs	-	-	-	-	-	-	-	-	(8)	(8)
Issue of restricted share units / performance share units	34,204	2	-	-	-	-	-	-	-	2
Repurchase of ordinary shares	(1,360,537)	(85)	-	-	85	-	-	-	(250,000)	(250,000)
Share repurchase costs	-	-	-	-	-	-	-	-	(150)	(150)
Transfer of exercised and expired share-based awards	-	-	-	-	-	(13,297)	-	-	13,297	-

Total contributions by and distributions to owners	(1,273,065)	(80)	5,893	-	85	10,299	-	-	(236,861)	(220,664)

Balance at 5 June 2025	79,483,795	6,506	565,697	5,656,195	1,389	280,849	27,405	(112,344)	1,168,788	7,594,485

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of changes in equity
for the period from 1 January 2025 to 5 June 2025

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Unde- nominated Capital	Share-Based Payment Reserve	Other Reserve	Foreign Currency Reserve	Retained Earnings	Total Equity

		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2024	82,495,086	6,699	523,646	5,656,195	1,162	282,520	27,405	(112,848)	949,128	7,333,907

Profit for the year	-	-	-	-	-	-	-	-	425,295	425,295

Other comprehensive loss
Foreign currency translation	-	-	-	-	-	-	-	(494)	-	(494)

Total other comprehensive loss	-	-	-	-	-	-	-	(494)	-	(494)

Total comprehensive income for the year	-	-	-	-	-	-	-	(494)	425,295	424,801

Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	-	41,665	-	-	-	41,665
Exercise of share options	311,040	20	36,158	-	-	-	-	-	-	36,178
Share issue costs	-	-	-	-	-	-	-	-	(22)	(22)
Issue of restricted share units/ performance share units	130,433	9	-	-	-	-	-	-	-	9
Repurchase of ordinary shares	(2,179,699)	(142)	-	-	142	-	-	-	(499,998)	(499,998)
Share repurchase costs	-	-	-	-	-	-	-	-	(388)	(388)
Transfer of exercised and expired share–based awards	-	-	-	-	-	(53,635)	-	-	53,635	-
Total contributions by and distributions to owners	(1,738,226)	(113)	36,158	-	142	(11,970)	-	-	(446,773)	(422,556)

Balance at 31 December 2024	80,756,860	6,586	559,804	5,656,195	1,304	270,550	27,405	(113,342)	927,650	7,336,152

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Material accounting policies

Reporting entity

ICON public limited company (“ICON plc” and the “Company”) is a public company limited by shares, incorporated, domiciled and registered in the Republic of Ireland. The Company’s registered office is South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland. The Company’s registered number is 145835.

Basis of preparation

These unaudited interim financial statements are not the statutory financial statements of the Company which company law requires to be prepared and laid before the members at an Annual General Meeting. Statutory financial statements, for the year-ended 31 December 2024, have been prepared separately as consolidated financial statements and present information about the ICON group comprising of this Company and its subsidiaries and associated undertakings.

These unaudited interim financial statements have been prepared solely to facilitate the directors to present information about this Company on a stand-alone basis for filing with the Company Registration Office and to record the Company’s profits available for distribution in its relevant financial statements in accordance with Companies Act 2014, for the purpose of its share repurchase programs.

The financial statements include the financial statements of the Company and its branches (Latvia, Lithuania and Poland). Inter branch transactions and balances have been eliminated in their preparation.

New and amended standards adopted by the Company

The following amendments became effective for the Company during the financial period but do not have a material effect on the results or financial position of the Company:

●    Amendments to IAS 21 - Lack of Exchangeability.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements.

Going concern

The directors, having made inquiries believe that the Company has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing the financial statements.

Revenue recognition

The Company earns revenue from contract research services provided in Ireland and recognises revenue as those services are provided. The Company’s revenue is a function of the group’s global transfer pricing model. ICON Clinical Research Limited acts as the group entrepreneur under the group’s global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the group’s global network. ICON Clinical Research Limited enters into the majority of the group’s customer contracts. ICON Clinical Research Limited remunerates the Company on the basis of a guaranteed cost plus mark up for the services it performs. The cost plus mark up for the Company is established to ensure that ICON Clinical Research Limited and the Company are involved in the conduct of services for
8

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Material accounting policies (continued)

Revenue recognition (continued)

customers and earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by the Company from these transactions.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at fair value on initial recognition followed by amortised cost, which approximates fair value.

Accounts payable

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Foreign currency

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Foreign currency differences are generally recognised in profit or loss.

Taxation

The income tax expense comprises current and deferred tax. It is recognised in the profit and loss account except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI or directly in equity.

Current tax is the expected tax payable on the taxable income for the period using tax rates and laws that have been enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

The Company has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in scope of IAS 12. The Company has applied the temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Material accounting policies (continued)

Dividend income

Dividend income is recognised when the right to receive payment is established.

Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less any accumulated impairment and are reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are re-purchased by the Company they are cancelled and the nominal value of the shares is transferred to other undenominated capital within equity.

Share-based payments

The Company operates a number of share-based payment plans.

Share-based payments comprise options to acquire ordinary shares in the Company, Restricted Share Units ('RSUs') and Performance Share Units ('PSUs') in the form of ordinary share entitlements after a certain period of time. These are awarded to certain key employees and Directors of the Company based on service conditions such as term of employment and individual performance. The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSUs or PSUs. The fair value of options granted is measured using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

The fair value of RSUs and PSUs is equal to the market price of a share at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.

The Company’s profit or loss is charged with the expense related to the services received. The remaining portions of the share-based payments represent a contribution to Company’s subsidiaries and are added to the carrying amount of those investments. Under an agreement, with certain subsidiaries, on the date of exercise the Company is paid an amount equal to the fair value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries.

The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Material accounting policies (continued)

Critical judgements in applying the Company’s accounting policies

In the process of applying the Company’s accounting policies, the Directors have not made any critical judgements that have a significant effect on the amounts recognised in the unaudited interim financial statements, apart from those involving estimations as noted below.

Key sources of estimation uncertainty

The preparation of these unaudited interim financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the unaudited interim financial statements. Actual results could differ from those estimates. The principal management estimates used in preparing the unaudited interim financial statements relate to the recoverability of investments in subsidiaries.

Where there are indicators of impairment of financial assets, the Company performs impairment tests based on fair value less costs to sell or a value in use calculation. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction on similar assets or observable market prices. The value in use calculation is based on a discounted cash flow model. The cash flows do not include restructuring activities that are not yet committed to or significant future investments that will enhance performance of the investments being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

2.    Investment in subsidiaries

Investment in Subsidiary Undertakings
$’000
Cost:
At 1 January 2024	7,149,445
Additions	78,199
Redemptions	(127,375)
Share-based payment	36,690
Share subscription movement with subsidiary companies	(21,541)
At 31 December 2024	7,115,418

Share-based payments	18,818
Share subscription movement with subsidiary companies	32,801
At 5 June 2025	7,167,037

On 14 March 2024, the Company subscribed for 43,000,000 Ordinary Shares of $1.00 each in the capital of the ICON Clinical Global Holdings Unlimited Company, in return for cash consideration of $43.0 million.

On 8 May 2024, the Company subscribed for 14,000,000 Ordinary Shares of $1.00 each in the capital of ICON Investments Six Designated Activity Company in return for cash consideration of $14.0 million.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
2.    Investment in subsidiaries (continued)

On 27 August 2024, the Company transferred its interest in ICON Clinical International Limited, with a carrying value of $127.4 million, to ICON Holdings Unlimited Company in exchange for a loan note amounting to $127.4 million.

On 30 September 2024, the Company subscribed for 21,199,164 Ordinary Shares of $1.00 each in the capital of ICON Clinical Global Holdings Unlimited Company in return for cash consideration of $21.2 million.

3.    Other current assets

	As at	As at
	5 June 2025	31 December 2024
	$’000	$’000

Prepayments	256	192
Other receivables	794	558
	1,050	750

4.     Amounts due from / to subsidiary undertakings

	As at	As at
	5 June 2025	31 December 2024
	$’000	$’000

Amounts due from subsidiary undertakings – non current	10,852	10,852
Amounts due from subsidiary undertakings – current	431,403	220,344
Amounts due to subsidiary undertakings – current	(544)	(3,433)

Amounts due from subsidiary undertakings within non current are interest-bearing and repayable on 1 October 2033. Amounts due from subsidiary undertakings within current are non interest-bearing and repayable on demand.

Amounts due from subsidiary undertakings are initially recognised at fair value and subsequently measured at amortised cost, less any loss allowance. An expected credit loss assessment was performed at 5 June 2025 and 31 December 2024. The expected credit loss allowance was considered de minimis.

5.     Accrued and other liabilities

	As at	As at
	5 June 2025	31 December 2024
	$’000	$’000

Current lease liabilities	628	574
Accruals and other liabilities	6,761	6,727
	7,389	7,301

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
6.     Share capital

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	As at	As at
	5 June 2025	31 December 2024
	$’000	$’000

Allotted, called up and fully paid
79,483,795 (31 December 2024: 80,756,860) ordinary shares of €0.06 each	6,506	6,586

	5 June 2025	31 December 2024
	$’000	$’000

Issued, fully paid share capital
At beginning of period / year	6,586	6,699
Employee share options exercised	3	20
Restricted share units / performance share units	2	9
Repurchase of ordinary shares	(85)	(142)

At end of period / year	6,506	6,586

Rights of Ordinary Shares

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

Share issues

During the period ended 5 June 2025, 53,268 options were exercised by employees for total proceeds of $5.9 million. During the period ended 5 June 2025, 34,204 ordinary shares were issued in respect of certain PSU/RSU’s previously awarded by the Company.

During the year ended 31 December 2024, 311,040 options were exercised by employees at an average exercise price of $116.31 per share for total proceeds of $36.2 million. During the year ended 31 December 2024, 120,458 ordinary shares were issued in respect of certain RSUs and 9,975 ordinary shares were issued in respect of PSUs previously awarded by the Company.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
6.     Share capital (continued)

Share repurchase program

On 18 February 2025, the Company's Board of Directors authorised an additional share repurchase program under which the Company could repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. Along with unutilised amounts under the previous authorisations, this permitted the Company to repurchase up to $1 billion worth of ordinary shares.

During March 2025, 1,360,537 shares were redeemed by the Company under the repurchase program for a total consideration of $250.0 million. As of 5 June 2025, the Company had remaining authorisation to repurchase up to $750.0 million of ordinary shares under the repurchase program.

All ordinary shares that were redeemed under the repurchase program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

Under the repurchase program, a broker purchased or may purchase the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was and may be in the future designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker in such cases were or may in the future be irrevocable and the trading decisions in respect of the repurchase program were made or will be made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase programs it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares repurchased by way of redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, repurchases under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the program.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
7.     Capital and reserves

	As at	As at
	5 June 2025	31 December 2024
	$’000	$’000

Share premium	565,697	559,804
Merger reserve	5,656,195	5,656,195
Other undenominated capital	1,389	1,304
Share-based payment reserve	280,849	270,550
Other reserve	27,405	27,405
Foreign currency reserve	(112,344)	(113,342)
Retained earnings	1,168,788	927,650
	7,587,979	7,329,566

Merger reserve

On 1 July 2021, the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of the Company, merged with and into PRA, the parent of the PRA Health Sciences Group. Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the Company. The transaction resulted in the issuance of 27,372,427 shares to the former stockholders of PRA. The Company issued these shares at the prevailing market price and recognised the premium of $5,656.2 million on issuance of these shares as a merger reserve as required under Irish Company Law.

Other undenominated capital

Other undenominated capital comprises the nominal value of shares repurchased and cancelled by the Company and transferred from share capital to other undenominated capital as required under Irish Company Law. During the period ended 5 June 2025, 1,360,537 ordinary shares were repurchased and cancelled by the Company (2024: 2,179,699).

Share-based payment reserve

The share-based payment reserve is used to account for share-based payments.

Other reserve

In 2005 the Group recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chair of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

On 1 July 2023, ICON plc transferred the trade of its Italian branch to ICON Holdings Clinical Research International Limited in exchange for the allotment and issuance of 9,214 ordinary shares of €1.00 each in the share capital of ICON Holdings Clinical Research International Limited, issued at a premium of €2,086.85 per share. The disposal of the trade has resulted in a gain of $13.5 million being recorded in Other Reserve in the Company Statement of Changes in Equity.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
7.     Capital and reserves (continued)

Other reserve (continued)

On 1 October 2023, ICON plc transferred its interest in ICON Japan, with a carrying value of $3.1 million, to PRA Health Sciences KK in exchange for a loan note of amounting to $10.9 million. The transaction resulted in the Company recording a gain on disposal of $7.8 million in Other Reserve in the Company Statement of Changes in Equity.

Foreign currency reserve

The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Company.

Retained earnings

During the period ended 5 June 2025, the Company redeemed a total of 1,360,537 ordinary shares for total consideration of $250.0 million (2024: 2,179,699 ordinary shares were redeemed by the Company).

8.     Litigation

We do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavourable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favour.

The Company, its Chief Executive Officer, and its former Chief Financial Officer have been named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on 10 February 2025 (Shing v. ICON plc, et al.) and 2 April 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc), respectively, alleging that defendants made misleading statements regarding the Company’s financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The Company intends to defend these lawsuits vigorously.

9.    Group relationships and controlling parties

The Company is a public limited company incorporated in the Republic of Ireland. The Company’s ordinary shares are traded on the NASDAQ market. The Company prepares annual consolidated financial statements for itself and its subsidiary undertakings. These consolidated financial statements may be obtained from the Company’s website www.iconplc.com.

10.    Subsequent events

There have been no material events since the balance sheet date requiring disclosure in these financial statements.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
11.     Approval of financial statements

The unaudited interim financial statements were approved on 10 June 2025.